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                             August 28, 2023

       Ke Chen
       Chief Executive Officer
       WF International Ltd.
       No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road Chengdu, Sichuan, China, 610041

                                                        Re: WF International
Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted August
16, 2023
                                                            CIK No. 0001979610

       Dear Ke Chen:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 27, 2023 letter.

       Amendment 1 to Draft Registration Statement on Form F-1 filed August 16, 2023

       Overview, page 62

   1. We note your response to comment 3. Please address how recent developments in the
                                                        Chinese real estate
industry, such as the bankruptcy of other real estate companies doing business in China, may
affect your current and future business.
 Ke Chen
FirstName LastNameKe
WF International Ltd. Chen
Comapany
August 28, NameWF
           2023      International Ltd.
August
Page 2 28, 2023 Page 2
FirstName LastName
Note 1-Nature of business and organization
Organization and Reorganization, page F-35

2. We note, from your response to comment 6, that you believe Ms. Ke Chen had effective control of WF International Limited ("WF") from its inception. It appears your conclusion is based on the statements that WF was set up on March 2, 2023 with an intention to issue a controlling interest to Ms. Ke Chen (including her husband Jinshan
Yao   s shares) and
         that Ms. Ke Chen held 70% of the voting power. In light of Emerald Investments ownership of 100% of the issued shares of WF from inception until May 22, 2023, please clarify for us how you concluded that Ms. Ke Chen had effective control of WF prior to
         May 22, 2023 and that Ms. Ke Chen held 70% of the voting power. Within your response, please reference the authoritative accounting literature management relied upon in its determination that Ms. Ke Chen had control of WF prior to May 22, 2023.
        You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Long at 202-551-
3765 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Richard I. Anslow